=================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                  -----------------------------

                            FORM 8-A
        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
      PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
                      EXCHANGE ACT OF 1934
                  -----------------------------

                     STEEL TECHNOLOGIES INC.
     (Exact Name of Registrant as Specified in its Charter)

         Kentucky                                 61-0712014
(State of Incorporation or                     (I.R.S. Employer
      Organization)                           Identification No.)

                     15415 Shelbyville Road
                   Louisville, Kentucky  40245
                         (502) 245-2110
  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

-------------------------

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [
]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities Act registration statement file number to which this Form relates:  Not Applicable
                    -------------------------

     Securities to be registered pursuant to Section 12(b) of the
Act:

                              None

     Securities to be registered pursuant to Section 12(g) of the
Act:

                 Preferred Share Purchase Rights
                        (Title of Class)
=================================================================

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED.

     On April 24, 1998, the Board of Directors of Steel Technologies Inc. (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, no par value per share (the "Common Stock") of the Company. The distribution is payable on May 14, 1998 (the "Record Date") to holders of record of the Common Stock as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $50.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of April 24, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

DISTRIBUTION DATE; TRANSFER OF RIGHTS

     Until the earlier to occur of (i) ten calendar days (or such earlier or later date as may be determined by action of the Board of Directors) following the date (the "Stock Acquisition Date") of public announcement or notice to the Company that a person or group of affiliated or associated persons, subject to certain exceptions (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 20% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 20% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference and the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights

Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date.
The Rights will expire at the close of business on May 14, 2008, unless earlier redeemed or exchanged by the Company as described below.

EXERCISE OF RIGHTS FOR COMMON STOCK OF THE COMPANY

     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

EXERCISE OF RIGHTS FOR SHARES OF AN ACQUIRING COMPANY

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, in each case subject to certain exceptions, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

ADJUSTMENTS TO PURCHASE PRICE

     The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment and (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

REDEMPTION AND EXCHANGE OF RIGHTS

     At any time after the occurrence of the event set forth under the caption "Exercise of Rights for Common Stock of the Company" above, the Board of Directors (with the concurrence of a majority of the Continuing Directors (as defined below) may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right (subject to adjustment).

     At any time prior to 5:00 p.m. New York City time on the tenth calendar day following the Stock Acquisition Date (or such later date as may be determined by action of the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require that there be Continuing Directors (as defined below) in office and that a majority of the Continuing Directors concur in such decision. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Continuing Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

TERMS OF THE PREFERRED STOCK

     The Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preferred

Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $100.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other class or series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments.
In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

AMENDMENTS TO TERMS OF THE RIGHTS

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights.

     The term "Continuing Director" means any member of the Board of Directors of the Company, while such person is a member of the Board, who is not (i) an Acquiring Person or an affiliate or associate of an Acquiring Person or (ii) a representative or nominee of an Acquiring Person or of any such affiliate or associate and either (a) was a member of the Board immediately prior to the time any person becomes an Acquiring Person or (b) subsequently becomes a member of the Board, if such person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

     A copy of the Rights Agreement is filed herewith as Exhibit
1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

ITEM 2.   EXHIBITS.

     The following exhibit is filed as a part of this registration statement:

     Exhibit
     Number                   Description of Exhibit
     -------                  ----------------------

       1       --   Rights Agreement, dated as of April 24, 1998,
                       between Steel Technologies Inc. and First
                       Chicago Trust Company of New York, as
                       Rights Agent, which includes as Exhibit A the form of Third Articles of Amendment to the Restated Articles of Incorporation, as Exhibit B the form of Rights Certificate and as Exhibit C a Summary of the Rights.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              STEEL TECHNOLOGIES INC.



                              By: /s/ Joseph P. Bellino
                                 -------------------------------
                                   Joseph P. Bellino
                                   Chief Financial Officer


Dated:  May 12, 1998





                               -7-